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                                                                    EXHIBIT 99.1



      CHARTERED SEMICONDUCTOR MANUFACTURING LTD

     ===================================
     NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
     ===================================

NAME OF DIRECTOR:                                            Barry Waite

DATE OF NOTICE TO COMPANY:                                   26/04/2001

DATE OF CHANGE OF INTEREST:                                  25/04/2001

NAME OF REGISTERED HOLDER:                                   Barry Waite

CIRCUMSTANCE GIVING RISE TO THE CHANGE:                      Others
PLEASE SPECIFY DETAILS:                                      Donation of shares to charity

SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                                 15,000
% OF ISSUED SHARE CAPITAL:                                   0.0011

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING                  N.A.
BROKERAGE, GST, STAMP DUTIES, CLEARING FEE:

NO. OF SHARES HELD BEFORE CHANGE:                            1,510,040
% OF ISSUED SHARE CAPITAL:                                   0.1094

NO. OF SHARES HELD AFTER CHANGE:                             1,495,040
% OF ISSUED SHARE CAPITAL:                                   0.1083



     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                                      DEEMED               DIRECT
                                                                      ------             ---------
NO. OF SHARES HELD BEFORE CHANGE:                                        0               1,510,040
% OF ISSUED SHARE CAPITAL:                                               0                  0.1094

NO. OF SHARES HELD AFTER CHANGE:                                         0               1,495,040
% OF ISSUED SHARE CAPITAL:                                               0                  0.1083

TOTAL SHARES:                                                            0               1,495,040





Submitted by Nancy Tan See Sin, Joint Company Secretary on 26/04/2001 to the SGX